KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

[redacted]

09047236

SUPPL

Our Ref : KLK/SE

23 October 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
12/08/2009	Listed Companies' Crop July 2009
17/08/2009	Schedule For Release Of 3rd Quarter Results
09/09/2009	Listed Companies' Crop August 2009
30/09/2009	Kuala Lumpur Kepong Berhad ("KLK" or "THE COMPANY") 1. Proposed Acquisition Of The Entire Equity Interest Of Zoop Sdn. Bhd. (now known as KLK Bioenergy Sdn. Bhd. or "KLKBio") By KL-Kepong Oleomas Sdn. Bhd. ("OLEOMAS"); 2. Acquisitions Of Land And Biodiesel Plant By KLKBio
02/10/2009	Quarterly Disclosure On Provision Of Financial Assistance
09/10/2009	Listed Companies' Crop September 2009
	FINANCIAL RESULTS
26/08/2009	3rd Quarterly Report
	CHANGES OF COMPANY SECRETARY
25/09/2009	Lim Jit Chew (Resignation)
25/09/2009	Fan Chee Kum (Appointment)

DATE	TITLE
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
12/08/2009	
14/08/2009	
18/08//2009	
20/08/2009	Employees Provident Fund Board
24/08/2009	
26/08/2009	
28/08/2009	

dlg 11/2

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

DATE	TITLE
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
03/09/2009	
04/09/2009	
08/09/2009	
09/09/2009	
11/09/2009	
15/09/2009	
17/09/2009	
23/09/2009	
25/09/2009	Employees Provident Fund Board
28/09/2009	
30/09/2009	
02/10/2009	
06/10/2009	
08/10/2009	
12/10/2009	
14/10/2009	
16/10/2009	
20/10/2009	

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Yap Miow Kien]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\October 2009

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **12/08/2009 03:14:04 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/08/2009 04:31:02 PM**
Reference No **KL-090812-54844**
Form Version V3.0

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop July 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of July 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	Mar	Apr	May	Jun	**Jul**	Aug	Sep
Fresh Fruit Bunches (mt)	229,638	190,858	210,215	212,830	226,572	249,656	**273,220**		
Crude Palm Oil (mt)	48,704	40,809	44,232	44,938	47,847	54,461	**58,663**		
Palm Kernel (mt)	11,297	9,738	10,262	10,366	10,756	11,796	**13,445**		
Rubber (kg)	1,929,667	1,659,898	818,125	1,068,088	1,766,310	2,184,470	**2,417,564**		

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/08/2009 12:23:36 PM**
Submitted by **KUALA LUMPUR KEPONG** on **17/08/2009 12:34:16 PM**
Reference No **KLK-090815-8222C**
Form Version V3.0

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	SCHEDULE FOR RELEASE OF 3RD QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 3rd Quarter Results (April to June 2009) of the KLK Group is scheduled for release on Wednesday, 26 August 2009 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sec, us

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **09/09/2009 03:58:55 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/09/2009 04:11:56 PM**
Reference No **KLK-090909-BD8DC**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop August 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of August 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	Mar	Apr	May	Jun	Jul	**Aug**	Sep
Fresh Fruit Bunches (mt)	229,638	190,858	210,215	212,830	226,572	249,656	273,220	**284,432**	
Crude Palm Oil (mt)	48,704	40,809	44,232	44,938	47,847	54,461	58,663	**62,134**	
Palm Kernel (mt)	11,297	9,738	10,262	10,366	10,756	11,796	13,445	**13,787**	
Rubber (kg)	1,929,667	1,659,898	818,125	1,068,088	1,766,310	2,184,470	2,417,564	**2,604,559**	

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/09/2009 08:17:47 AM**
Submitted by **KUALA LUMPUR KEPONG** on **30/09/2009 05:04:09 PM**
Reference No **KLK-090928-1A119**
Form Version V3.0

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "THE COMPANY") 1. PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST OF ZOOP SDN. BHD. (now known as KLK Bioenergy Sdn. Bhd. or "KLKBio") BY KL-KEPONG OLEOMAS SDN. BHD. ("OLEOMAS"); 2. ACQUISITIONS OF LAND AND BIODIESEL PLANT BY KLKBio

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our earlier announcement dated 10 February 2009 and wish to advise that the following transactions have been completed:

a. Acquisition by Oleomas of the entire issued share capital of KLKBio;
b. Acquisition by KLKBio of all that undivided portion of a piece of 99-year leasehold land held under H.S. (D) 238315, No. P.T. 787, Bandar Shah Alam, Daerah Petaling, Negeri Selangor, on which a biodiesel plant is situated.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/10/2009 02:13:19 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/10/2009 04:59:55 PM**
Reference No **KLK-091002-22DF5**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	QUARTERLY DISCLOSURE ON PROVISION OF FINANCIAL ASSISTANCE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Pursuant to paragraph 8.23(2) of the Bursa Malaysia Securities Berhad Listing Requirements, Kuala Lumpur Kepong Berhad wishes to announce that the Company's wholly-owned moneylending subsidiary namely, Ortona Enterprise Sdn Bhd, had neither extended any new loan to any party nor received any loan from any party during the 4th quarter ended 30 September 2009.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **09/10/2009 12:07:46 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/10/2009 04:56:53 PM**
Reference No **KLK-091009-6AF44**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop September 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of September 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	**Sep**
Fresh Fruit Bunches (mt)	229,638	190,858	210,215	212,830	226,572	249,656	273,220	284,432	**253,039**
Crude Palm Oil (mt)	48,704	40,809	44,232	44,938	47,847	54,461	58,663	62,134	**55,466**
Palm Kernel (mt)	11,297	9,738	10,262	10,366	10,756	11,796	13,445	13,787	**11,930**
Rubber (kg)	1,929,667	1,659,898	818,125	1,068,088	1,766,310	2,184,470	2,417,564	2,604,559	**2,003,038**

BURSA MALAYSIA

SEC, us

Change Of Company Secretary

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/09/2009 10:51:34 AM**
Submitted by **KUALA LUMPUR KEPONG** on **25/09/2009 05:01:53 PM**
Reference No **KL-090917-39094**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	30/09/2009
Type of change *	Retirement
Designation *	Secretary
License no.	
Name *	Lim Jit Chew
Working experience and occupation during past 5 years	
Remarks	

BURSA MALAYSIA

Change Of Company Secretary

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/09/2009 10:39:03 AM**
Submitted by **KUALA LUMPUR KEPONG** on **25/09/2009 05:01:54 PM**
Reference No **KL-090917-38342**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	30/09/2009
Type of change *	Appointment
Designation *	Joint Secretary
License no.	MAICSA 0699916
Name *	Fan Chee Kum
Working experience and occupation during past 5 years	Mr. Fan has been with the Kuala Lumpur Kepong Berhad ("KLK") Group for the past 27 years. He is the Group Financial Controller of KLK. He was also the Joint Secretary of KLK from 20 December 1993 to 1 September 2008. Prior to joining KLK, he was with the Federal Land Consolidation and Rehabilitation Authority where he last held the position of Senior Accountant. He is a Member of the Malaysian Institute of Accountants, Fellow Member of the Association of Chartered Certified Accountants, U.K. and Associate Member of the Malaysian Institute of Chartered Secretaries and Administrators.
Remarks	

BURSA MALAYSIA

SEGUS
RECEIVED
2009 NOV -2 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **20/08/2009 10:30:22 AM**
Submitted by **KUALA LUMPUR KEPONG** on **26/08/2009 05:02:15 PM**
Reference No **KL-090820-37822**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Part A1 : Quarterly Report

*** Financial Year End**	**30/09/2009**
*** Quarter**	**3 Qtr**
*** Quarterly report for the financial period ended**	**30/06/2009**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

3rd qtrly rpt 2009.pdf

Remarks

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency Malaysian Ringgit (MYR)

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2009**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2009	30/06/2008	30/06/2009	30/06/2008
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Revenue	1,537,292	2,029,069	4,858,734	5,704,129
2. Profit/(loss) before tax	239,341	364,210	544,543	1,077,085
3. Profit/(loss) for the period	199,297	262,265	385,427	816,332
4. Profit/(loss) attributable to ordinary equity holders of the parent	190,244	245,360	368,770	773,151
5. Basic earnings/(loss) per share (Subunit)	17.86	23.04	34.63	72.60
6. Proposed/Declared dividend per share (Subunit)	0.00	0.00	10.00	15.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent ($$)	4.9900	5.2000

Remarks :

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2009	30/06/2008	30/06/2009	30/06/2008
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Gross interest income	5,532	17,143	16,930	26,398
2. Gross interest expense	16,662	15,058	52,525	46,211

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the third quarter ended 30 June 2009
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Revenue	1,537,292	2,029,069	4,858,734	5,704,129
Operating expenses	(1,287,894)	(1,768,445)	(4,344,805)	(4,791,645)
Other operating income	1,757	108,493	57,974	181,842
Finance costs	(16,662)	(15,058)	(52,525)	(46,211)
Share of results of associates	4,848	10,151	25,165	28,970
Profit before taxation	239,341	364,210	544,543	1,077,085
Tax expense	(40,044)	(101,945)	(159,116)	(260,753)
Net profit for the period	199,297	262,265	385,427	816,332
Attributable to :-				
Equity holders of the Company	190,244	245,360	368,770	773,151
Minority interests	9,053	16,905	16,657	43,181
	199,297	262,265	385,427	816,332
	Sen	Sen	Sen	Sen
Earnings per share - Basic	17.86	23.04	34.63	72.60
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 June 2009
(The figures have not been audited.)

	30 June 2009 RM'000	30 September 2008 RM'000
Assets		
Property, plant and equipment	2,426,449	2,372,018
Investment properties	5,099	5,137
Prepaid lease payments	348,655	347,725
Biological assets	1,470,294	1,426,545
Land held for property development	195,815	195,378
Goodwill on consolidation	302,449	255,940
Intangible assets	32,483	37,656
Investments in associates	206,657	258,495
Other investments	214,757	288,770
Deferred tax assets	8,116	6,888
Total non-current assets	5,210,774	5,194,552
Inventories	961,670	1,219,972
Biological assets	2,887	3,647
Trade and other receivables	832,886	902,461
Tax recoverable	29,759	7,462
Property development costs	18,939	22,445
Cash and cash equivalents	1,370,995	1,159,705
Total current assets	3,217,136	3,315,692
Total assets	**8,427,910**	**8,510,244**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,260,960	4,483,036
	5,328,465	5,550,541
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,315,018	5,537,094
Minority interests	271,528	202,913
Total equity	**5,586,546**	**5,740,007**
Liabilities		
Deferred tax liabilities	225,420	220,278
Provision for retirement benefits	26,914	27,136
Borrowings	1,158,731	920,844
Total non-current liabilities	1,411,065	1,168,258
Trade and other payables	583,239	657,279
Borrowings	709,916	858,991
Tax payable	30,647	85,709
Dividend payable	106,497	-
Total current liabilities	1,430,299	1,601,979
Total liabilities	**2,841,364**	**2,770,237**
Total equity and liabilities	**8,427,910**	**8,510,244**
Net assets per share attributable to equity holders of the Company (RM)	4.99	5.20

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the third quarter ended 30 June 2009

(The figures have not been audited.)

	← Attributable to the equity holders of the Company							→		
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority Interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007
Net gain/(loss) not recognised in the income statement	-	36	-	1	(18,300)	(164)	-	(18,427)	68,914	50,487
Net profit for the period	-	-	-	-	-	368,770	-	368,770	16,657	385,427
Dividend paid	-	-	-	-	-	(465,922)	-	(465,922)	-	(465,922)
Dividend payable	-	-	-	-	-	(106,497)	-	(106,497)	-	(106,497)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(16,956)	(16,956)
At 30 June 2009	1,067,505	875,988	49,759	27,715	133,328	3,174,170	(13,447)	5,315,018	271,528	5,586,546
At 1 October 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212
Net (loss)/gain not recognised in the income statement	-	(51)	104	999	(21,147)	(457)	-	(20,552)	123,669	103,117
Net profit for the period	-	-	-	-	-	773,151	-	773,151	43,181	816,332
Dividend paid	-	-	-	-	-	(315,230)	-	(315,230)	-	(315,230)
Dividend payable	-	-	-	-	-	(118,211)	-	(118,211)	-	(118,211)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(11,327)	(11,327)
Transfer to retained earnings on disposal of a subsidiary	-	-	-	(3,000)	-	3,000	-	-	-	-
At 30 June 2008	1,067,505	876,093	49,759	27,713	120,162	3,110,426	(13,447)	5,238,211	331,682	5,569,893

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the third quarter ended 30 June 2009
(The figures have not been audited.)

	9 months ended 30 June	
	2009	2008
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	544,543	1,077,085
Adjustment for non-cash flow :-		
Non-cash items	201,107	165,583
Non-operating items	24,626	(487)
Operating profit before working capital changes	770,276	1,242,181
Working capital changes :-		
Net change in current assets	400,460	(637,757)
Net change in current liabilities	(76,727)	104,110
Cash generated from operations	1,094,009	708,534
Interest paid	(56,701)	(45,309)
Tax paid	(270,155)	(164,770)
Retirement benefit paid	(1,268)	(1,848)
Net cash generated from operating activities	765,885	496,607
Cash Flow from Investing Activities		
Equity investments	81,901	(70,081)
Other investments	(244,055)	(211,872)
Net cash used in investing activities	(162,154)	(281,953)
Cash Flow from Financing Activities		
Bank borrowings	86,608	666,999
Dividends paid to shareholders of the Company	(465,922)	(315,230)
Dividends paid to minority shareholders	(16,956)	(11,327)
Issue of shares to minority shareholders	15,000	3,747
Return of capital to minority shareholders	-	(6,721)
Net cash (used in)/generated from financing activities	(381,270)	337,468
Net increase in cash and cash equivalents	222,461	552,122
Cash and cash equivalents at 1 October	1,132,962	472,323
	1,355,423	1,024,445
Foreign exchange difference on opening balance	(1,358)	(2,209)
Cash and cash equivalents at 30 June	1,354,065	1,022,236

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2008.

A2. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

	9 months ended 30 June	
	2009	2008
	RM'000	RM'000
Dividend proposed in Year 2008, paid in Year 2009 :-		
Final 45 sen gross per share less 25% income tax; and	359,426	-
10 sen per share tax exempt	106,496	-
(2008 : 40 sen gross per share less 26% income tax)	-	315,230
	465,922	315,230

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2008 : 1,064,965,692).

A7. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	9 months ended 30 June			
	Revenue		Profit before tax	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Plantations	2,597,886	3,007,896	663,418	940,396
Manufacturing	1,886,988	2,446,760	(16,979)	95,341
Retailing	482,986	562,105	(36,694)	14,833
Property development	24,511	20,560	5,788	6,339
Investment holding	30,886	54,052	27,899	46,699
Others	35,709	49,958	(2,001)	(1,929)
	5,058,966	6,141,331	641,431	1,101,679
Inter-segment elimination	(200,232)	(437,202)	-	-
	4,858,734	5,704,129	641,431	1,101,679
Corporate			(69,528)	(7,353)
			571,903	1,094,326
Finance costs			(52,525)	(46,211)
Share of results of associates			25,165	28,970
			544,543	1,077,085

A8. Events subsequent to Balance Sheet Date

(a) P.T. Steelindo Wahana Perkasa ("SWP"), a 95% owned subsidiary, has on 14 July 2009 entered into agreements to acquire 95% of the issued and paid-up share capital of P.T. Bumi Makmur Sejahtera Jaya ("BMS") consisting of 570 ordinary shares of Rp1,000,000 each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is Rp6,657,600,000 (equivalent to RM2.295 million).

Through 2 conditional agreements ("the S&Ps"), SWP will acquire a 94% equity stake in BMS from Tjong Hasan Agus Salim and another 1% from Tjhang Ardy Fadrinata respectively. The Proposed Acquisition will result in BMS becoming a subsidiary of the Company.

BMS is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp600,000,000 comprising 600 ordinary shares of Rp1,000,000 each.

BMS currently holds a Certificate of Izin Lokasi for approximately 2,336.62 hectares located in Desa Mentawak and Desa Air Kelik, Kecamatan Kepala Kampit, Belitung Timur, Republic of Indonesia which it intends to develop into oil palm plantations in due course. The Land is adjacent to SWP's plantations in Belitung.

The Proposed Acquisition is subject to the fulfillment of certain conditions precedent, inter-alia, the approval of the Indonesian Investment Co-ordinating Board for the conversion of BMS into a foreign investment company, the approval of the Department of Plantation, and the conduct of a legal and financial due diligence to SWP's satisfaction.

The Proposed Acquisition is expected to be completed in the 1st quarter of calendar year 2010 subject to the fulfillment of all conditions precedent stated in the S&Ps.

(b) Crabtree & Evelyn, Ltd ("C&E USA"), the US subsidiary of the Company which is part of the worldwide Crabtree & Evelyn Group ("C&E Group"), has on 1 July 2009, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("C11" filing). C&E USA owns the C&E Group's US assets only. The C11 filing is to restructure C&E USA's business in order to improve its future financial performance. Pursuant to this filing, there is now an automatic stay against the commencement or continuance of actions by creditors against C&E USA, while the case remains open.

Under C11, C&E USA will file a plan of re-organisation with the US Bankruptcy Court ("the Plan"), under which Plan, C&E USA intends to close some non-performing stores and terminate some real estate leases. A committee of creditors has been formed and C&E USA will negotiate with the committee to formulate the details of the Plan. The claims of those landlords whose leases are terminated will be settled along with the claims of other creditors in accordance with the Plan.

C&E USA's creditors may be entitled to vote on the Plan. Under section 1126(c) of the US Bankruptcy Code, an entire class of claims is deemed to accept a plan if the plan is accepted by creditors that hold at least two-thirds in amount and more than one-half in number of the allowed claims voting in the class. Generally, if C&E USA obtains sufficient votes on the Plan and the Plan meets all statutory requirements, the Court may confirm the Plan.

If the Plan cannot be confirmed, the Court may either convert the case to a liquidation proceeding under Chapter 7 of the US Bankruptcy Code or the case may be dismissed resulting in a return to the status quo before the C11 filing. Alternatively, C&E USA may present another plan of re-orgnisation.

A9. Changes in the Composition of the Group

(a) KL-Kepong Plantation Holdings Sdn Bhd ("KLKPH"), a wholly-owned subsidiary of the Company, and P.T. Perkebunan Nusantara II (Persero) ("PTPNII") have executed a Deed of Establishment to form a company with the name of P.T. Langkat Nusantara Kepong ("PTLNK") whereby KLKPH and PTPNII hold 60% and 40% respectively of the issued and paid-up share capital of PTLNK, making PTLNK a 60% subsidiary of the Company.

PTLNK and PTPNII have entered into a 30-year Joint Operations Agreement to lease and manage approximately 20,700 hectares of land planted with oil palm and rubber, 2 palm oil mills and 3 rubber factories, all located in Distrik Rayon Tengah, North Sumatera and belonging to PTPNII.

(b) Shanghai Jinshan Jingwei Chemical Co Ltd ("SJJC"), a wholly-owned subsidiary, has incorporated a new wholly-owned subsidiary, namely KLK Oleo (Shanghai) Co Ltd ("KLKOS") on 4 June 2009, in the People's Republic of China.

The registered share capital of KLKOS is Rmb2 million, all of which has been paid-up.

The principal activities of KLKOS are sales of chemical products and raw materials, commission agents, and the export and import of cargo and technology.

(c) Crabtree & Evelyn Holdings Ltd, a wholly-owned subsidiary, had on 10 June 2009 disposed of 100% of the issued capital of Crabtree & Evelyn Philippines, Inc ("CEPI") for a total consideration of Philippine Pesos 5,500,000 (equivalent to approximately RM407,000). Following the disposal, CEPI ceased to be a subsidiary of the Company.

(d) LPF Properties Sdn Bhd, a wholly-owned dormant subsidiary of the Company, will be wound up by way of a members' voluntary winding-up pursuant to Section 254(1)(b) of the Companies Act, 1965.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B <u>Explanatory Notes as required by the BMSB Revised Listing Requirements</u>

B1. Review of Performance

3rd Quarter FY2009 vs 3rd Quarter FY2008

For the 3rd quarter, the Group's profit before taxation declined 34.3% to RM239.3 million compared to last year's same quarter. Plantations profit fell 46.8% to RM184.3 million mainly impacted by lower average CPO price (ex-mill) of RM2,330/mt (2008 : RM3,124/mt). The oleochemical operations of the manufacturing sector posted a lower profit of RM18.0 million (2008 : profit RM58.8 million). Davos Life Science Pte Ltd ("Davos") (nutraceutical plant in Singapore) had recognised an impairment of assets provision of RM25.3 million (2008 : RM41.2 million). Retailing sector suffered a higher loss which reflected the poor consumer market sentiments especially in the US. The corresponding quarter's results was aided by the surplus of RM86.5 million arising from the disposal of 60% stake in a cocoa products manufacturing subsidiary.

However, the improvement in the market value of our overseas quoted investment, Yule Catto & Co plc ("Yule Catto"), had resulted in the write-back of RM94.4 million on the allowance for diminution in value of investment.

Todate 3rd Quarter FY2009 vs Todate 3rd Quarter FY2008

The 9 months profit of the Group deteriorated 49.4% to RM544.5 million compared to the previous year's same period. The lower profit for the current period was caused by the following :-

(i) reduction of 29.9% in plantations profit to RM673.9 million largely as a result of reduced average CPO price (ex-mill) of RM2,267/mt (2008 : RM2,805/mt);

(ii) oleochemical operations in Malaysia performed satisfactorily but the 1st quarter's inventories write-down by our China plant had brought down the overall profit of oleochemical to RM47.5 million (2008 : profit RM147.7 million);

(iii) further loss and provision for impairment of assets in Davos totalling RM49.6 million (2008 : loss RM61.6 million).

(iv) retailing sector suffered a loss of RM39.5 million (2008 : profit RM11.4 million) owing to poor consumer demand; and

(v) repayment of inter-company loans by Indonesian subsidiaries had resulted in realised foreign exchange loss of RM23.7 million.

However, the allowance for diminution in value of investment in Yule Catto was reduced to RM47.8 million (2008 : RM96.0 million).

B2. Variation of Results to Preceding Quarter

3rd Quarter FY2009 vs 2nd Quarter FY2009

The pre-tax profit of the Group for the current quarter improved 51.4% to RM239.3 million as compared to the preceding quarter. Plantations profits was slightly lower at RM184.3 million and oleochemical operations brought in a lower profit. Davos had provided RM25.3 million for impairment of assets. The quarter's results was boosted by the write-back of allowance for diminution in value of investment in Yule Catto amounting to RM94.4 million.

B3. Current Year Prospects

The plantations sector, the Group's core business, should continue to yield satisfactory returns albeit below that of the previous year. The performance of certain problematic companies being addressed and the global economic slowdown have affected the earnings of the manufacturing sector. With the slow recovery in consumer demand, the retailing sector will record a higher loss. Crabtree & Evelyn US has made a filing under Chapter 11 of the United States Bankruptcy Code on 1 July 2009 to restructure its operations with the intention of closing its non-performing stores which will lead to a write-down of its assets.

In view of these factors, the Directors are of the opinion that the Group's profit for the current financial year will be substantially lower than that of last year.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Current tax expense				
Malaysian taxation	27,744	64,661	114,337	181,704
Overseas taxation	13,782	33,515	40,668	89,973
	41,526	98,176	155,005	271,677
Deferred tax				
Relating to origination and reversal of temporary differences	734	3,638	3,419	(3,306)
Relating to changes in tax rate	-	(74)	-	(10,595)
	734	3,564	3,419	(13,901)
	42,260	101,740	158,424	257,776
(Over)/Under provision in respect of previous years				
Malaysian taxation	(1,525)	149	(730)	111
Overseas taxation	(691)	56	1,422	2,866
	(2,216)	205	692	2,977
	40,044	101,945	159,116	260,753

The effective tax rate for the current quarter is lower than the statutory tax rate mainly due to the write-back of impairment in value of an overseas quoted investment.

The effective tax rate for the current financial year to-date is higher than the statutory tax rate mainly due to non tax-deductible expenses which largely consisted of impairment in value of quoted investments.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial period ended 30 June 2009 (30 June 2008 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Surplus arising from government acquisition of land	2,816	1,227	3,978	2,524
Surplus on sale of property	-	33	-	7,427

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Purchases of quoted securities	1,526	15,216	9,184	22,995
Sales proceeds of quoted securities	25,293	30,719	42,842	53,503
Surplus on sales of quoted securities	4,145	16,745	6,601	30,135

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 June 2009 RM'000	30 September 2008 RM'000
At cost		
Associate	37,838	37,838
Other investments	362,416	388,588
	400,254	426,426
At carrying value less allowance		
Associate	-	13,551
Other investments	213,777	287,773
	213,777	301,324
At market value		
Associate	13,631	13,549
Other investments	215,992	292,021
	229,623	305,570

B8. Status of Corporate Proposals Announced

The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Proposed Exchangeable Bonds Issue") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the relevant authorities.

The Company has yet to implement the Proposed Exchangeable Bonds Issue due to prevailing market conditions. The Securities Commission and Bank Negara Malaysia have approved an extension of time until 2 April 2010 and 3 April 2010 respectively.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 June 2009		30 September 2008	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	1,926	Rmb3,714	-	
- Unsecured	266,453	USD75,260	131,969	USD38,235
	23,584	GBP4,033	31,383	GBP5,000
	57,057	Rmb110,000	58,098	Rmb115,000
	66,167		-	
	413,261		221,450	
	415,187		221,450	

	30 June 2009		30 September 2008	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(ii) Bank Overdraft				
- Secured	94	CHF29	1,379	CHF438
	33	EURO6	5,718	EURO1,146
	127		7,097	
- Unsecured	12,986	GBP2,221	6,178	GBP984
	3,772	HKD8,256	4,065	HKD9,145
	45	EURO9	-	
	-		9,403	USD2,723
	16,803		19,646	
	16,930		26,743	
(iii) Short Term Borrowings				
- Secured	39,793	EURO8,000	34,931	EURO7,000
	-		6,297	CHF2,000
	39,793		41,228	
- Unsecured	58,141	USD16,408	89,703	USD26,000
	18,154	Rmb35,000	17,682	Rmb35,000
	161,711		462,185	
	238,006		569,570	
	277,799		610,798	
Total repayable within 12 months	709,916		858,991	
(b) Repayable after 12 months :-				
(i) Term Loans				
- Secured	4,974	EURO1,000	14,968	EURO3,000
	5,297	Rmb10,213	6,568	Rmb13,000
	10,271		21,536	
- Unsecured	96,658	USD27,340	239,830	USD69,500
	301	GBP52	-	
	551,501		159,478	
	648,460		399,308	
	658,731		420,844	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		500,000	
Total repayable after 12 months	1,158,731		920,844	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 19 August 2009 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Maturing within One Year RM million
Sale contracts	GBP	1.7	9.6	9.6
	EURO	21.0	104.6	104.6
	USD	197.8	701.5	701.5
Purchase contracts	USD	3.6	12.3	12.3

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 19 August 2009 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Contracted Amount RM million	Maturing within One Year RM million
Sale contracts	52.5	52.5

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM") shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement :-

(i) KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH for RM117.7 million which is inclusive of BCM's working capital; and

(ii) BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

B11. Material Litigation
There was no pending material litigation as at the date of this report.

B12. Dividend
(a) A single tier interim dividend of 10 sen per share (year ended 30 September 2008 : 15 sen per share less 26% Malaysian income tax) was declared on 27 May 2009 and was paid on 10 August 2009.

(b) The total dividend for the current financial year to-date is single tier dividend of 10 sen per share (2008 : 15 sen per share less 26% Malaysian income tax).

B13. Earnings Per Share
Basic earnings per share
The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2009	2008	2009	2008
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	190,244	245,360	368,770	773,151
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	17.86	23.04	34.63	72.60

B14. Audit Report
The audit report for the financial year ended 30 September 2008 was not subject to any qualifications.

By Order of the Board
J. C. LIM
YAP MIOW KIEN
Company Secretaries

26 August 2009

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/10/2009 03:15:39 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/10/2009 04:08:28 PM**
Reference No **KLK-091020-7E298**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*07/10/2009	*160,000	
Disposed	09/10/2009	200,000	
Disposed	12/10/2009	100,000	
Disposed	13/10/2009	500,000	
Disposed	14/10/2009	500,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	170,873,850
Direct (%)	16.05

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,873,850
Date of notice *	14/10/2009
Remarks	fsc

BURSA MALAYSIA

Sec 4 ug

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/10/2009 03:50:03 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/10/2009 04:17:08 PM**
Reference No **KLK-091014-B0912**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*07/10/2009	*373,900	
Acquired	08/10/2009	200,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	174,029,250
Direct (%)	16.34
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	174,029,250
Date of notice *	08/10/2009
Remarks	fsc

BURSA MALAYSIA

Sec, US
RECEIVED
2009 NOV -2 A 11:27
FICE OF INTERNATIONAL CORPORATE FINANCE

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/10/2009 11:57:34 AM**
Submitted by **KUALA LUMPUR KEPONG** on **16/10/2009 03:45:05 PM**
Reference No **KLK-091016-5BFED**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*28/09/2009	*195,400	
Disposed	09/10/2009	1,000,000	
Disposed	12/10/2009	500,000	

Circumstances by reason of which change has occurred *	Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	172,333,850
Direct (%)	16.18
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	172,333,850
Date of notice *	12/10/2009
Remarks	LSL

BURSA MALAYSIA

SEC 4 us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/10/2009 03:05:28 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/10/2009 04:18:46 PM**
Reference No **KLK-091006-6F3DA**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*29/09/2009	*150,000	
Acquired	30/09/2009	607,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	172,012,950
Direct (%)	16.15
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	172,012,950
Date of notice *	30/09/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/10/2009 03:27:57 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/10/2009 04:30:31 PM**
Reference No **KLK-091008-902D0**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*01/10/2009	*203,200	
Acquired	02/10/2009	576,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	172,792,350
Direct (%)	16.23
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	172,792,350
Date of notice *	02/10/2009
Remarks	fsc

Sec, ms

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/10/2009 11:27:25 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/10/2009 12:28:58 PM**
Reference No **KLK-091010-2FD6D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*05/10/2009	*573,800	
Disposed	05/10/2009	70,800	
Acquired	05/10/2009	160,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	173,455,350
Direct (%)	16.29
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	173,455,350
Date of notice *	06/10/2009
Remarks	fsc

BURSA MALAYSIA

Secus

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/08/2009 03:26:09 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/08/2009 03:58:19 PM**
Reference No **KLK-090824-8D8CD**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*17/08/2009	*2,000,000	
Acquired	18/08/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	169,792,050
Direct (%)	15.94
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	169,792,050
Date of notice *	18/08/2009
Remarks	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/08/2009 03:28:15 PM**
Submitted by **KUALA LUMPUR KEPONG** on **21/08/2009 12:31:36 PM**
Reference No **KLK-090820-909FC**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*13/08/2009	*2,000,000	
Disposed	14/08/2009	2,000,000	
Disposed	14/08/2009	95,000	

Circumstances by reason of which change has occurred *	Sales of equity and Sales of equity managed Portfolio Manager.
Nature of interest *	Direct
Direct (units)	166,792,050
Direct (%)	15.66
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	166,792,050
Date of notice *	14/08/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/09/2009 11:28:00 AM**
Submitted by **KUALA LUMPUR KEPONG** on **28/09/2009 01:37:07 PM**
Reference No **KLK-090926-30B0A**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*18/09/2009	*848,900	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	169,872,850
Direct (%)	15.95
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	169,872,850
Date of notice *	18/09/2009
Remarks	fsc

BURSA MALAYSIA

SEC, WS

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/09/2009 11:35:29 AM**
Submitted by **KUALA LUMPUR KEPONG** on **30/09/2009 01:43:28 PM**
Reference No **KLK-090930-3BA7B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*15/09/2009	*278,500	
Disposed	23/09/2009	389,200	
Disposed	24/09/2009	9,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	169,753,150
Direct (%)	15.94
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	169,753,150
Date of notice *	24/09/2009
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/10/2009 12:47:11 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/10/2009 04:27:43 PM**
Reference No **KLK-091002-A4B0D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*25/09/2009	*200,000	
Acquired	25/09/2009	302,000	
Acquired	28/09/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	171,255,150
Direct (%)	16.08
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	171,255,150
Date of notice *	28/09/2009
Remarks	fsc

SECMS

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/09/2009 12:12:30 PM**
Submitted by **KUALA LUMPUR KEPONG** on **25/09/2009 12:39:41 PM**
Reference No **KLK-090925-71E4D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

RECEIVED
2009 NOV -2 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*17/09/2009	*225,400	
Disposed	17/09/2009	200,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	169,023,950
Direct (%)	15.87
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	169,023,950
Date of notice *	17/09/2009
Remarks	fsc

BURSA MALAYSIA

Sec, MS

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/09/2009 12:48:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/09/2009 02:52:48 PM**
Reference No **KLK-090923-A6456**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*15/09/2009	*131,800	
Disposed	15/09/2009	250,000	
Acquired	16/09/2009	522,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	168,998,550
Direct (%)	15.87
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	168,998,550
Date of notice *	16/09/2009
Remarks	fsc

BURSA MALAYSIA

Secms

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/09/2009 02:16:50 PM**
Submitted by **KUALA LUMPUR KEPONG** on **17/09/2009 03:11:20 PM**
Reference No **KLK-090917-28057**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*11/09/2009	*360,000	
Acquired	14/09/2009	186,400	
Acquired	14/09/2009	80,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	168,594,650
Direct (%)	15.83
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	168,594,650
Date of notice *	14/09/2009
Remarks	fsc

Secug

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/09/2009 02:48:21 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/09/2009 03:49:04 PM**
Reference No **KLK-090915-562C4**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED
2009 NOV -2 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*04/09/2009	*2,100	
Disposed	08/09/2009	198,000	
Disposed	08/09/2009	198,500	
Disposed	09/09/2009	32,900	
Acquired	10/09/2009	584,900	
Disposed	10/09/2009	143,400	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity managed by Portfolio Manager, Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	167,967,950

Direct (%)	15.77
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	167,967,950
Date of notice *	10/09/2009
Remarks	fsc

SEC/US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/09/2009 03:06:27 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/09/2009 04:03:51 PM**
Reference No **KLK-090911-70B28**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*03/09/2009	*38,000	
Acquired	08/09/2009	50,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	167,953,750
Direct (%)	15.77
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	167,953,750
Date of notice *	08/09/2009
Remarks	fsc

Secus

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/09/2009 12:37:41 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/09/2009 03:59:07 PM**
Reference No **KLK-090909-96C54**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*04/08/2009	*99,100	
Disposed	18/08/2009	26,000	
Acquired	03/09/2009	350,000	
Acquired	04/09/2009	102,500	
Disposed	04/09/2009	319,700	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	167,865,750
Direct (%)	15.76

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	167,865,750
Date of notice *	04/09/2009
Remarks	fsc

SEC/ML

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/09/2009 03:19:34 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/09/2009 04:23:43 PM**
Reference No **KLK-090908-83E89**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*01/09/2009	*1,000,000	
Acquired	02/09/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	167,659,850
Direct (%)	15.74
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	167,659,850
Date of notice *	02/09/2009
Remarks	fsc

sec, ws

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/08/2009 12:35:57 PM**
Submitted by **KUALA LUMPUR KEPONG** on **26/08/2009 01:18:59 PM**
Reference No **KLK-090826-943DE**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*19/08/2009	*39,900	
Disposed	20/08/2009	350,700	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	169,481,250
Direct (%)	15.91
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	169,481,250
Date of notice *	20/08/2009
Remarks	fsc

Sec, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/08/2009 03:12:01 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/08/2009 03:51:29 PM**
Reference No **KLK-090828-78DA9**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*20/08/2009	*136,900	
Disposed	21/08/2009	647,400	
Acquired	21/08/2009	100,000	
Disposed	21/08/2009	5,200	
Disposed	24/08/2009	1,487,800	
Acquired	24/08/2009	500,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	167,803,950

Direct (%)	15.76
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	167,803,950
Date of notice *	24/08/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/09/2009 12:28:52 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/09/2009 12:25:47 PM**
Reference No **KLK-090902-89DCC**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*14/08/2009	*472,600	
Acquired	14/08/2009	94,400	
Acquired	19/08/2009	6,600	
Disposed	25/08/2009	629,600	
Disposed	26/08/2009	645,600	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	166,157,150
Direct (%)	15.6

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	166,157,150
Date of notice *	26/08/2009
Remarks	fsc

BURSA MALAYSIA

Sec, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/09/2009 03:28:18 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/09/2009 04:11:40 PM**
Reference No **KLK-090904-90B52**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*27/08/2009	*440,700	
Disposed	28/08/2009	56,600	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	165,659,850
Direct (%)	15.56
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	165,659,850
Date of notice *	28/08/2009
Remarks	fsc

BURSA MALAYSIA

Secs, ms

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/08/2009 10:28:30 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18/08/2009 12:53:44 PM**
Reference No **KLK-090818-D98B7**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*17/07/2009	*8,800	
Acquired	05/08/2009	63,600	
Acquired	07/08/2009	50,000	
Disposed	11/08/2009	1,650,000	
Acquired	11/08/2009	65,500	
Disposed	12/08/2009	2,546,300	
Acquired	12/08/2009	125,000	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares managed Portfolio Manager.
Nature of interest *	Direct
Direct (units)	170,887,050

Direct (%)	16.05
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,887,050
Date of notice *	12/08/2009
Remarks	lsl

secms

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/08/2009 12:02:07 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/08/2009 12:35:18 PM**
Reference No **KLK-090814-62AAE**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*07/08/2009	*448,800	
Disposed	10/08/2009	1,000,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	174,770,450
Direct (%)	16.41
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	174,770,450
Date of notice *	10/08/2009
Remarks	fsc

Sec, ms

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/08/2009 11:48:47 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/08/2009 12:32:37 PM**
Reference No **KL-090811-42527**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*05/08/2009	*1,731,600	
Acquired	05/08/2009	1,000,000	
Acquired	06/08/2009	1,400	
Disposed	06/08/2009	850,700	

Circumstances by reason of which change has occurred *	Sales of equity, Purchase of shares managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	176,219,250
Direct (%)	16.55
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	176,219,250
Date of notice *	06/08/2009
Remarks	fsc